Exhibit 99.1
17 August 2022

National Grid plc (‘National Grid’ or ‘Company’)

Voting Rights and Capital update

National Grid confirms that, following the issue of 10,284,667 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2021/22 final dividend, National Grid's registered capital consists of 3,914,359,015 ordinary shares, of which 254,291,405 shares are held as treasury shares; leaving a balance of 3,660,067,610 shares with voting rights.

The figure of 3,660,067,610 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the Financial Conduct Authority’s Disclosure and Transparency Rules.

The current terms and conditions of the scrip dividend scheme are available in the Investors section on the Company's website (https://www.nationalgrid.com/investors/shareholder-information/dividends/scrip-dividend-scheme) and from Equiniti on 0800 169 7775 or help.shareview.co.uk (https://www.shareview.co.uk/4/Info/Portfolio/Default/en/Home/Help/Pages/Help.aspx).

Megan Barnes
Head of Company Secretariat